John P. Yung 2020 West El Camino Avenue, Suite 700 Sacramento, California 95833 John.Yung@lewisbrisbois.com Direct: 916.646.8288

December 27, 2022

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street NE

Washington, DC 20549

Re:	Baiya International Group Inc.

Draft Registration Statement on Form F-1

Submitted November 14, 2022

CIK No. 0001944712

Dear Sir/Madam:

On behalf of Baiya International Group Inc. (the “Company”), we are responding to the Staff’s comment letter dated December 8, 2022 related to the above referenced Draft Registration Statement on Form F-1. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised DRS”) and certain exhibits via EDGAR to the Securities and Exchange Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

For ease of reference, we have copied the Staff’s comments in italics as indicated below with the Company’s responses.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Revised DRS to (i) include its interim consolidated financial statements as of June 30, 2022 and for the six months ended June 30, 2022 and 2021 and (ii) reflect the Company’s issuance of new ordinary shares to existing shareholders on pro rata basis, effective December 15, 2022.

Draft Registration Statement on Form F-1

Cover Page

1.	We note your disclosure, “As of the date of this prospectus, no cash transfer or transfer of other assets have occurred between Baiya, its subsidiaries, and the consolidated VIE as well as the subsidiaries of the VIE. As of the date of this prospectus, none of our subsidiaries, consolidated VIE or the subsidiaries of the VIE have made any dividends or distributions to Baiya.” Please revise to include a cross-references to your condensed consolidating schedule and the consolidated financial statements. In addition, please provide a cross-reference to your discussion of your cash transfers and policies in your summary, summary risk factors, and risk factors sections, as well.

Response: In response to the Staff’s comment, the Company has revised the disclosure on cover page of the Revised DRS.

ARIZONA • CALIFORNIA • COLORADO • CONNECTICUT • DELAWARE • FLORIDA • GEORGIA • ILLINOIS • INDIANA • KANSAS • KENTUCKY • LOUISIANA
MARYLAND • MASSACHUSETTS • MINNESOTA • MISSISSIPPI • MISSOURI • NEVADA • NEW JERSEY • NEW MEXICO • NEW YORK • NORTH CAROLINA
OHIO • OREGON • PENNSYLVANIA • RHODE ISLAND • TENNESSEE • TEXAS • UTAH • VIRGINIA • WASHINGTON • WASHINGTON D.C. • WEST VIRGINIA

December 27, 2022

Risks Relating to Our Variable Interest Entity (VIE) Structure, page 9

2.	Please refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, we note your disclosure here, “Risks Relating to Our Variable Interest Entity (VIE) Structure.” As an additional example, we note the following statement on page 1: “As a holding company, we have no material operations and conduct all of our operations in China through our VIE.”

Response. In response to the Staff’s comment, the Company has revised the disclosure by referring the VIE entity as “the VIE” instead of “our VIE” in the Revised DRS.

Summary of Risk Factors, page 9

3.	Please revise your disclosure for each risk factor listed here to provide a cross reference to the specific page upon which the risk factor starts.

Response: In response to the Staff’s comment, the Company has revised the summary of risk factors in the Revised DRS to include a cross reference to the specific page upon which the risk factor starts.

Unaudited Condensed Consolidating Schedules, page 16

4.	We note the Parent was incorporated in October 2021 and Pengze WFOE entered into agreements with the VIE in December 2021. However, it is not clear why no amounts are shown in the Parent and Subsidiaries columns, particularly in regard to intercompany items, and no line is presented for equity/share in earnings and investment in subsidiary(ies). Please advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 18 in the Revised DRS to present the “Investment in subsidiaries and equity in VIE and VIE’s subsidiaries” as of December 31, 2021. In addition, on December 21, 2022, Penze WFOE and Gongwuyuan entered into a supplement to the Exclusive Consulting and Service Agreement to clarify that no consulting service fees pertaining to this agreement need to be paid for the period December 29, 2021 to December 31, 2021. As such, the Company has added disclosure on page 18 to clarify the reason why there are no amounts shown in the Parent, Subsidiaries and WFOE columns regarding intercompany items.

LEWIS BRISBOIS BISGAARD & SMITH LLP www.lewisbrisbois.com

December 27, 2022

5.	Please provide in each schedule a separate column for the WFOE entity that is the primary beneficiary of the VIE(s). In doing so, make clear “Subsidiaries” is exclusive of the WFOE.

Response: In response to the Staff’s comment, the Company has revised page 17 through page 22 in the Revised DRS to make it clear that "Subsidiaries" is exclusive of the WFOE and present in each schedule a separate column for the WFOE entity that is the primary beneficiary of the VIE.

Risks Relating to Our Variable Interest Entity (VIE) Structure

The PRC government may find that the Contractual Arrangements with our VIE ..., page 32

6.	Please revise this risk factor to clearly state, if true, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

Response: In response to the Staff’s comment, the Company has revised the disclosure for this risk factor in the Revised DRS.

There can be no assurance of the accuracy or completeness of certain facts, forecasts and other statistic..., page 61

7.	We note your disclosure “[h]owever, we cannot guarantee the quality or reliability of such public information. The public information has not been independently verified by us, the Underwriter(s) or any other party involved in the Offering, and no representation is given as to its accuracy.” Your statements that you have not independently verified the quality or reliability of public information that you have elected to include in the prospectus is inappropriate, as you are responsible for the contet in the prospectus. Please either delete this statement or revise to state that you are responsible for such information.

Response: In response to the Staff’s comment, the Company has revised the disclosure by deleting this statement in the Revised DRS.

Use of Proceeds, page 64

8.	Please revise to more clearly articulate the intended use of proceeds, including an estimate of each possible bulleted-use listed. See Item 504 of Regulation S-K. Alternatively, if you have no specific plan for use of the proceeds, then revise to so state and discuss the principal reasons for the offering.

Response: In response to the Staff’s comment, the Company has revised in the Revised DRS to specify the percentage of usage of offering proceeds in the bulleted use listed.

LEWIS BRISBOIS BISGAARD & SMITH LLP www.lewisbrisbois.com

December 27, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 69

9.	Please revise this section to elaborate upon and explain the downward trend in your net income, from $907,519 in 2020 to $252,297 in 2021, while your net revenues went from $11,584,606 to $20,824,564 for the same period. Please discuss any known trends that may be impacting this measure with a view to understanding how and whether such trend may impact your ability to be profitable in the future.

Response: In response to the Staff’s comment, the Company has revised page 84 in the Revised DRS to elaborate upon the downward trend in the Company’s net income and also added the discussion on the known trends that are impacting this measure with a view to understanding how and whether such trend may impact the Company’s ability to be profitable in the future.

Gross profit and gross margin, page 74

10.	You disclose here you will strategically reduce the labor dispatching service in the future. As it appears you intend to discontinue this service, please balance your disclosures elsewhere in the filing where you highlight this service with this intent for this service.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that due to the negative gross profit of labor dispatching service, the Company determined not to expand this business line but strategically reduce the labor dispatching service. Revenue from labor dispatching service accounted for 5.3% and 6.8% of total revenue for the years ended December 31, 2021 and 2020, respectively. The Company considers that such determination to strategically reduce the labor dispatching service does not represent a strategic shift that will have a major effect on the Company’s financial results. The Company has revised the disclosures in the Revised DRS accordingly to reflect such intent to strategically reduce the labor dispatching services.

Liquidity and Capital Resources, page 75

11.	Your analysis about operating activities appears to focus on how the reported amount was derived for each respective period rather than a period-to-period comparative analysis of the change in the reported amounts. Please revise to include a quantitative and qualitative discussion of the material factors causing a material variance between comparative periods. Refer to Item 5 of Form 20-F, in particular instruction 9 of instructions to Item 5, section III.D of Release No. 33-6835, section IV.B.1 of Release No. 33-8350 and Release No. 33-10890 for guidance. Additionally, discuss the operational reasons for the negative operating cash flows for fiscal 2022 and explain how you intend to meet your cash requirements and maintain operations. Refer to instruction 1 to “Instructions to Item 5” in Form 20-F and section IV.B.1 of Release No. 33-8350. Further, discuss if this condition is a known trend pursuant to Item 5.D of Form 20-F and your expectations concerning this condition.

Response: In response to the Staff’s comment, the Company has revised page 85 through 86 in the Revised DRS to include the quantitative and qualitative discussion of the material factors causing the material variance between comparative periods.

Additionally, the Company has revised page 86 through page 87 in the Revised DRS to include the operational reasons for the negative operating cash flows for fiscal 2021, the Company’s plan to meet the cash requirements and maintain operations, as well as the discussion of the known trend and our expectations concerning this concern.

LEWIS BRISBOIS BISGAARD & SMITH LLP www.lewisbrisbois.com

December 27, 2022

Licenses and Permits, page 105

12.	Please name the PRC legal counsel that you have relied upon and file a consent from counsel as an exhibit. Please state whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comment, the Company has revised in the Revised DRS to include the PRC legal counsel’s name, and additional disclosure to address the above comments. In addition, the Company will include PRC legal counsel’s consent as an exhibit upon filing of the Registration Statement on Form F-1.

Notes to the Consolidated Financial Statements

2. Significant Accounting Policies and Estimates

Revenue Recognition, page F-18

13.	For entrusted recruitment services, please explain to us what your disclosure “once the overall work arrangement is established” represents, and expand your disclosure as appropriate. Also, provide us with your analysis that supports why your gross revenue recognition for entrusted recruitment services is appropriate. In doing so, explain to us how the transaction price is determined and the method used to recognize the revenue over time. Further, clearly disclose your performance obligation associated with this service and how you fulfill it pursuant to ASC 606-10-50-12.

Response: In response to the Staff’s comment, the Company has revised page F-19 in the Revised DRS to define the Overall Work Arrangement and clarify that once the employing companies established the Overall Work Arrangement and submit the labor recruitment request, the Company confirms the information regarding the employee needs of the employing company. Normally, the employing companies will set up an Overall Work Arrangement with specification of number of workers required, the work scope and work assignments for the workers to perform, pay rate to the worker as well as service payout rate to us for placing the workers. The Company also revised page F-19 in the Revised DRS to disclose the performance obligation associated with entrusted recruitment service.

LEWIS BRISBOIS BISGAARD & SMITH LLP www.lewisbrisbois.com

December 27, 2022

For entrusted recruitment services, the Company performed the analysis that supports its gross revenue recognition in accordance with ASC 606-10-55-36 through ASC 606-10-55-40. The Company obtains contracts with customers to provide entrusted recruitment services before the Company engages a third-party labor service company. The Company negotiates the terms, work hours, headcounts, requirements, and standards of the job performed and etc. with employing companies. Pursuant to the contracts, the Company’s promises to the customers include the identification on the target blue-collar labor, optional training if the blue-collar labor has no relevant working experiences, continuance monitoring of labor performance and the commitment to replenish the labor in the event of resignation during the contract service period (usually no more than six months). The Company considers the different service promise in the contract is capable of being distinct because the customer can benefit from the service promise on its own or together with other readily available resources. However, separate delivery of recruitment, optional vocation training or replenishment cannot achieve employing companies’ intended request, all of which are the combined input or part of the combined performance obligation to be provided to the customers. The Company considers different promises in recruitment facilitation as a single performance obligation for each assigned labor recruitment. Within each frame contract with the employing company, the Company provides a bundle of services that are substantially the same and that have the same pattern of transfer to the customer.

The Company engages third-party labor service companies while providing the entrusted recruitment services. The Company conducts and compares quotation from selected third-party labor service companies and carefully chooses the most suitable one which would meet both the work arrangement requirement and budget targets. The Company has the discretion in establishing the transaction price with employing companies. The price negotiation process does not involve any participation by the Company’s labor service providers. The Company has the bargain power with its customer as it has maintained several sources for blue-collar labors. The Company’s ability to establish the price indicates that the Company is the principal.

The Company enters contracts with the third-party labor service companies to organize blue-collar workers. Each contractor is usually based in one specific rural area to recruit labor of that particular geographic area. The labor service companies provide information of the workers and registers basic personal information of the workers for the Company. While the Company enters the contracts to obtain labor organizing services from the third-party labor service companies after entering the contracts with employing companies, the right to the labor service companies’ services is not transferred to employing companies. The Company retains control over that right to fulfil the customers’ contract. Such third-party labor service company does not have the right to dictate certain general parameters about the services to be provided by the Company to employing companies. The Company has discretion in determining exactly how to fulfill its obligation with its customer. The Company has primary responsibility for fulfilling the obligation to the customer and is most visible to the customer and the entity from which the customer believes it is acquiring services. The third-party labor service companies are “invisible” to the customers that the customers are unaware of the existence of or who the labor service companies are before or after they obtain the control of the entrusted recruitment services. The Company is liable for the performances of labor and will address customer questions and complaints and rectify service issues. If the labor provided to employing company did not meet the employing company’s requirements, the Company is fully responsible to the employing company for sending them a replacement labor. The Company will need to guarantee the number and quantity of the labor provided, in order to satisfy the specific needs of our customer. The Company has primary responsibility for fulfilling the promises and transferring services to the customer and assumes fulfillment risk (i.e., risk that the performance obligation will not be satisfied) and risks related to the acceptability of the services. Once the labor has been sent to the Company’s customer, the Company has the obligation to pay the vendors on service fee regardless of whether the Company has received the consideration from its customer, the employing company. Therefore, the Company is considered as of primarily responsible for the services to the customers, which indicates that the Company is the principal.

LEWIS BRISBOIS BISGAARD & SMITH LLP www.lewisbrisbois.com

December 27, 2022

For entrusted recruitment services, the Company has two main types of price rate charging to the employing companies: (i) fixed monthly standard fee per worker, and (ii) fixed hourly rate per worker. There are no potential discounts, concession, rights of return or performance bonuses. The Company satisfies the performance obligation based on days passed over time during the contract service period (usually no more than six months); the customer simultaneously receives and consumes the benefits as their labor needs are satisfied through the Company’s performance during the service term. At the end of each month during the service period, the Company confirms with customers on the total number of workers as well as the total hours if it’s charged at hourly rate. For the workers with commitment to find replacement due to bad performance or resignation, the Company does not consider the control of service being transferred. Where the Company has fulfilled the performance obligations and the customers confirmed the transfer of such service with the collectability being reasonably assured, the Company bills its customers on monthly basis for the service that was provided and recognize revenue accordingly based on the monthly statement agreed with customers as services are delivered in accordance with the contracts.

14.	You disclose you are contractually obliged to help recruit additional blue-collar labor if there is a vacancy caused by resignation. Please explain to us what you must do and clarify the duration of time that you are required to replenish the labor in this event. Also, discuss how you account for this provision in your revenue arrangement under ASC 606, as well as the associated costs, including any incurred for short term occupational training you provide.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that when there is a vacancy caused by resignation, the Company needs to reach the engaged third-party labor service company or locate a new third-party labor service company to find a replacement to fulfill the Company’s performance obligation. The Company is liable for the performances of labor and will address customer questions and complaints, rectify service issues. If the blue-collar labor recruited for employing company did not meet the employing company’s performance standard or resigned before the contract service period, the Company is obligated to send replacement labor to the employing company during the service period, and is responsible for additional cost incurred including the cost of short-term occupational training if needed. The Company considers this kind of cost as part of its fulfilment cost of services which is matched to the revenue as the Company recognized.

Accounts Receivable, Net, page F-23

15.	We note Accounts Receivable represent 50% and 56% of total assets as of December 31, 2021 and 2020. Please consider disclosing the associated credit terms so that investors may better understand the impact on your financial condition and cash flows.

Response: In response to the Staff’s comment, the Company has revised page F-21 in the Revised DRS to disclose the associated credit terms. Additionally, the Company has revised page 84 in the Revised DRS to discuss the accounts receivable collection and its impact to the Company’s liquidity.

LEWIS BRISBOIS BISGAARD & SMITH LLP www.lewisbrisbois.com

December 27, 2022

Note 5. Leases, page F-26

16.	Please clarify if the operating lease expenses amounts disclosed in this note are intended to represent cash paid for amounts included in the measurement of lease liabilities pursuant to ASC 842-20-50-4.g.1. If so, please revise the disclosure to state these represent cash paid. If not, provide this required disclosure.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the operating lease expenses amounts disclosed in the note did not represent cash paid for amounts included in the measurement of lease liabilities; the Company has revised page F-27 in the Revised DRS to include such required disclosure.

General

17.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: The Company notes the Staff’s comment and in response confirm that at this time no written communications have been provided or presented by the Company or on its behalf in reliance on Section 5(d) of the Securities Act to potential investors. In the event such materials are provided or presented to potential investors in the future, the Company will supplementally provide copies of such materials to the Staff.

Please contact me at 916-646-8288, or my partner, Daniel B. Eng, at 415-262-8508, with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Very truly yours,

/s/ John P. Yung
John P. Yung of
LEWIS BRISBOIS BISGAARD & SMITH llp

cc:	Weilai Zhang, Chairman of Baiya International Group Inc.

Siyu Yang, CEO of Baiya International Group Inc.

Dian Zhang, CFO of Baiya International Group Inc.

Fang Liu, Partner, VCL Law LLP

LEWIS BRISBOIS BISGAARD & SMITH LLP www.lewisbrisbois.com